UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐	Special Financial report for the fiscal year ended December 31, 2019

Cottonwood Multifamily REIT I, Inc.

(Exact name of registrant as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6340 South 3000 East, Suite 500, Salt Lake City, UT	84121
(Address of principal executive offices)	(Zip Code)

(801) 278-0700

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Unclassified Shares of Common Stock

Cottonwood Multifamily REIT I, Inc.

ANNUAL REPORT ON FORM 1-K

For the Year Ended December 31, 2019

Item 1.	Business

The Company

Cottonwood Multifamily REIT I, Inc. is Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities located throughout the United States. The use of the terms the “Company,” “we,” “us,” or “our” in this annual report refers to Cottonwood Multifamily REIT I, Inc., unless the context indicates otherwise.

We completed our $50,000,000 offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act in April 2017, raising the full offering amount from approximately 1,300 investors. We may pursue additional offerings at the discretion of our board of directors.

We have no employees. We have engaged an affiliate of Cottonwood Residential O.P., LP (“CROP”) to act as our asset manager and property manager. We rely on our board of directors, and the team of real estate professionals that CROP has assembled for the day-to-day operation of our business. Cottonwood Residential II, Inc. is a general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP.

From the launch of our offering in May 2016 Cottonwood Capital Property Management II, LLC, has acted as our property manager. From the launch of our offering through February 28, 2019, it also acted as our asset manager. Effective March 1, 2019, CC Advisors I, LLC (“CC Advisors I”) acts as our asset manager and is responsible for the asset management services rendered to us. CROP has an indirect ownership interest in CC Advisors I along with two additional entities, which are owned by employees of CROP and its affiliates. Also effective March 1, 2019, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), another entity for which CROP and employees of CROP and its affiliates have membership interests, owns the promotional interest in our investments.

We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. We have four members on our board of directors, three of whom are on the board of directors and are officers of Cottonwood Residential II, Inc. As a result, we do not have a majority of independent directors on our board of directors. Our board of directors is classified into three classes. Each class of directors is elected for successive terms ending at the annual meeting of the shareholders the third year after election and until his or her successor is elected and qualified. The board of directors has the right, with input from our investment committee, to make decisions regarding investments by our operating partnership.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). As of December 31, 2019, our portfolio was comprised of three investments in joint ventures owning Class A multifamily apartment communities in various locations throughout the United States. We do not anticipate making any additional investments.

Investment Strategy

All of our investments have been made through joint ventures with CROP. We may hold and manage our investments until December 31, 2023, the termination date. The termination date may be extended by the board for an additional two years, with an additional two-year extension available by a majority vote of the shareholders. If approvals for extension are not met, we will begin an orderly sale of our assets within a one-year period from the date the decision not to extend was made. The termination date may be accelerated in the sole discretion of the board of directors. It is possible that we could merge with entities affiliated with our sponsor, including Cottonwood Residential II, Inc., a general partner of CROP.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless we are dissolved pursuant to a vote of our shareholders and other any applicable statutory provisions. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by our shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our shareholders.

Investment Objectives

Our investment objectives are to:

•	preserve, protect and return invested capital;

•	pay stable cash distributions to shareholders; and

•	realize capital appreciation in the value of our investments over the long term.

Our board of directors may revise our investment policies without the approval of our shareholders.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry in general. Many of these risks are outlined under the heading “Risk Factors”  contained in our Offering Circular. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Currently, one of the most significant risks and uncertainties that may affect our operations and the value of our investments is the impact of the current pandemic of the novel coronavirus, or COVID-19. The recent outbreak of the COVID-19 virus that has rapidly spread to a growing number of countries, including the United States, has created considerable instability and disruption in the U.S. and world economies. The extent to which our results of operations or our overall value will be affected by the COVID-19 virus will largely depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to be undertaken to contain the COVID-19 virus or treat its impact. Given the uncertainty, no assurance can be given that the estimated value of our shares, as determined by our board of directors on December 13, 2019 has not declined. As a result of shutdowns, quarantines or actual viral health issues, tenants at the multifamily apartment communities owned by our joint ventures may experience reduced wages for a prolonged period of time and may be unable to make their rental payments. In the last month, our joint ventures have received a limited number of requests for rent deferrals. Our joint ventures may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. In addition, property managers may be limited in their ability to properly maintain the multifamily apartment communities owned by our joint ventures. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 1-K contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.

Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT I, Inc. is Maryland corporation formed to acquire and own directly or indirectly multifamily apartment communities located throughout the United States. We completed our $50,000,000 offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act in April 2017 after raising the full offering amount.

Our Investments

Proceeds from our offering were used to acquire 90% membership interests in three joint ventures formed by us and subsidiaries of CROP. Each joint venture acquired one of the properties below:

Property Name	Property Location	Units	Net Rentable Square Feet	Average Unit Size	Year Built	Occupancy at December 31, 2019	Date Acquired by the Joint Ventures
Alpha Mill	Charlotte, NC	267	222,411	833	2007, 2014	94.4%	August 3, 2016
Cottonwood Westside	Atlanta, GA	197	169,223	859	2015	92.9%	August 3, 2016
The Marq Highland Park(1)	Tampa, FL	239	232,956	975	2015	95.0%	August 3, 2016

(1)	Excludes 4 retail units comprising approximately 5,800 net rentable square feet.

In connection with the acquisition of the properties, wholly owned subsidiaries of the joint ventures obtained a credit facility from Berkadia Commercial Mortgage, LLC under the Fannie Mae credit facility program (the “Fannie Mae facility”) pursuant to which advances secured against the real properties were obtained. As of December 31, 2019, the amount outstanding under the Fannie Mae facility was $94,180,000 in the aggregate with $36,265,000, $25,655,000 and $32,260,000 allocated to Alpha Mill, Cottonwood Westside and The Marq Highland Park, respectively. Of this amount, $56,900,000 is a fixed rate portion which bears interest at a rate of 3.39% per annum. The remaining $37,280,000 is based on floating interest rates, of which $33,000,000 bears interest at a rate equal to 2.18% over the then current 1-month LIBOR and the remaining $4,280,000 bears interest at a rate equal to 1.97% over the then current 1-month LIBOR. The joint ventures have entered into interest rate cap agreements which provide that the highest interest rate charged on the $33,000,000 floating rate portion of the loan is 4.18% and the highest rate charged on the $4,280,000 floating rate portion of the loan is 4.47%.

More information regarding our investments can be found here .

Sources of Operating Revenue and Cash Flow

Revenue and cash flow are generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and core funds from operations (“Core FFO”) to evaluate the profitability and performance of our business. See “Non-GAAP Financial Measures” below for a description of these metrics. All of our investing activities relate to commercial real estate and are all considered a single reportable business segment for financial reporting purposes. All of our investments have similar economic characteristics and are evaluated using similar criteria.

Market Outlook and Recent Trends

Overview

We believe that factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market continue to support the value proposition for owning multifamily apartment communities. In addition, we believe the residential real estate market, and in particular the stabilized multifamily properties owned by our joint ventures are well positioned to withstand many of the conceivable adverse impacts of COVID-19 as housing is a basic need, rather than a discretionary expense.

Nonetheless, one of the most significant risks and uncertainties that may affect our results of operations and liquidity and capital resources is the impact of the current pandemic of the novel coronavirus, COVID-19. To date, the impact of COVID-19 on our operations has been minimal as April tenant collections from the multifamily apartment communities owned by our joint ventures were fairly consistent with past months. As of April 26, 2020, our joint ventures had received tenant payments equal to 95.8% of the monthly tenant charges billed for April, which is a reduction in collections of 4.4% from the first quarter monthly average. In addition, our joint ventures have received requests for rent deferral from a small percent of the multifamily tenants at their multifamily properties. Not all tenant requests will ultimately result in rent deferrals. We remain encouraged by the stability of residential real estate markets and believe we are well-positioned to withstand the adverse impact of COVID-19 on our operations; however, the long term impact of COVID-19 on our results of operations and overall value will largely depend on future global and local developments with respect to the actions required to be undertaken to contain the COVID-19 virus or treat its impact, which are highly uncertain and cannot be accurately predicted. April collections and rent relief requests to-date may not be indicative of collections or requests in any future period. The impact of the COVID-19 pandemic on our rental revenue for the second quarter of 2020 and thereafter cannot, however, be determined at present.

As a result of shutdowns, quarantines or actual viral health issues, tenants at the multifamily apartment communities owned by our joint ventures may experience reduced wages for a prolonged period of time and may be unable to make their rental payments. Our joint ventures may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. In addition, property managers may be limited in their ability to properly maintain the multifamily apartment communities owned by our joint ventures. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value.

Recent activity in the markets where our three properties are located is described below.

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Home to major corporations such as UPS, Delta Airlines and Coco-Cola, Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. In 2019, the unemployment rate hovered around its lowest point in nearly three decades, and the moderation in growth in both hiring and the labor force suggests that Atlanta is operating beyond full employment. Higher labor costs and hardship in finding qualified workers are behind the broad-based slowing in employment. Average hourly earnings have stalled since late 2018 as high-paying jobs are growing at a slower pace, though Atlanta still boasts above-average compensation.

The neighborhood where Cottonwood Westside is located has shown growth over recent years. The neighborhood currently has an upper-middle and upper-income demographic profile.

Charlotte, North Carolina

Charlotte has favorable demographics luring businesses and investments to the region. Total non-farm employment growth measured 2.3% year-over-year (as of September 2019), on par with the state average and outpacing the 1.4% growth of the national average. The professional and business services sector has dominated job creation during this period, increasing 4.4% year-over-year, along with healthcare, retail trade and finance. The U.S. automotive industry has also shifted to the region, with 20 auto-related companies announcing plans to locate or expand in the region, adding nearly 1,300 new jobs. High-wage jobs account for a high share of payrolls in Charlotte. Strong demographics and rising wages are propelling housing demand, causing prices to appreciate.

Alpha Mill is located in an improving neighborhood, just outside of Charlotte’s central business district. The neighborhood has experienced population and household increases over the past 18 years. The median household income levels indicate a solid middle-to-upper income community. The area is adequately serviced by area highways, and public transportation.

Tampa, Florida

Tampa’s recent job and population growth rates have exceeded the national average. The average working age population growth over the last two years has been roughly three times the national average. With a relatively flat natural population growth rate over recent years, Tampa has become increasingly reliant upon in-migration to fuel the economy. Since 2013, 99.7% of all new household formation has come from in-migration. New residents are drawn to Tampa’s employment opportunities, relatively affordable housing, climate, and overall comparatively lower cost of living than in typically-sized metros.

The neighborhood where The Marq Highland Park is located has shown moderate growth over the past five years. The neighborhood currently has an above average income demographic profile with a 2019 median household income of $104,015 on a three-mile radius. The major attraction to this area is its close proximity to the major roadways, employment centers and shopping. The quality and quantity of community services and infrastructure are generally good as well.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe the following accounting policy is critical. Please refer to Note 2 included in the financial statements contained in this report for a more thorough discussion of our accounting policies and procedures.

•	Investments in Joint Ventures

Results of Operations

We owned our 90% membership interests in three joint ventures formed by us and subsidiaries of CROP during all of the years ended December 31, 2019 and 2018. During the years ended December 31, 2019 and 2018, we incurred net losses of approximately $2.7 million and $1.6 million, respectively, as follows:

(Amounts in thousands, except share and per share data)	2019	2018
Equity in losses of joint ventures	$(1,323)	$(385)
Asset management fee to related party	(1,054)	(934)
Other expenses	(277)	(292)

Net loss	$(2,654)	$(1,611)

Net loss per basic and diluted common shares	$(0.53)	$(0.32)
Weighted average common shares outstanding, basic and diluted	4,974,184	4,992,167

Equity in losses of joint ventures are attributable to our 90% investment in the three properties and comprised of the following:

	For the Six Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2019	December 31, 2019	Total	Equity in Earnings (Losses) at 90%	June 30, 2018	December 31, 2018	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$6,393	$6,358	$12,751	$11,476	$6,258	$6,414	$12,672	$11,405
Operating expenses
Rental operations expense	2,380	2,186	4,566	4,109	2,252	2,158	4,410	3,969
Advertising and marketing	81	93	174	157	78	83	161	145
General and administrative	97	118	215	194	89	112	201	181
Property management fees	224	222	446	401	219	225	444	400

Total operating expenses	2,782	2,619	5,401	4,861	2,638	2,578	5,216	4,695
Net operating income	3,611	3,739	7,350	6,615	3,620	3,836	7,456	6,710
Non operating expenses (income)
Interest on Fannie Mae facility	1,820	1,792	3,612	3,251	1,841	1,639	3,480	3,132
Depreciation and amortization	2,364	2,384	4,748	4,273	2,327	2,353	4,680	4,212
Mark to market adjustments on interest rate caps	296	133	429	386	(294)	16	(278)	(250)
Other non operating expenses (income)	17	14	31	28	(21)	22	1	1

Net loss	$(886)	$(584)	$(1,470)	$(1,323)	$(233)	$(194)	$(427)	$(385)

Our net loss was $2.7 million and $1.6 million for the years ended December 31, 2019 and 2018, respectively. This increase is primarily due to increased equity in losses of our joint ventures from mark to market adjustments on interest rate caps and higher variable interest rates with our Fannie Mae facility, which fluctuates with changes in the 1-month LIBOR rate. We expect our operating results to fluctuate based on occupancy at our multifamily properties and uncertainty and business disruptions as a result of the outbreak of COVID-19, as well as fluctuations that result due to changes in interest rates. Refer to Note 3 of our consolidated financial statements for further details on individual property operating information.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP or its affiliates. CROP and its affiliates may, but are not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties owned by our joint ventures, including the impact of COVID-19 on the properties owned by the joint ventures, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Cash Flow

The following presents our summarized cash flows information for the years ended December 31, 2019 and 2018:

(Amounts in thousands)	2019	2018
Net cash provided by (used in) operating activities	$2,595	$(86)
Net cash provided by investing activities	—	3,747
Net cash used in financing activities	(3,297)	(2,990)
Net (decrease) increase in cash and cash equivalents	(702)	671
Cash and cash equivalents at beginning of period	962	291

Cash and cash equivalents at end of period	$260	$962

Distributions

Our Board of Directors authorized cash distributions equivalent to 5.75% of original purchase price on an annualized basis through December 31, 2019. During the years ended December 31, 2019 and 2018, distributions of $2,857 and $2,863, respectively, were declared and paid (amounts in thousands). Total distributions as of December 31, 2019 were $8,693 (amount in thousands).

Non-GAAP Financial Measures

Funds from operations, or FFO, is a measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our operating performance. Core FFO excludes from FFO amortization of debt issuance costs and mark-to-market adjustments on our interest rate caps. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the years ended December 31, 2019 and 2018 is as follows:

(Amounts in thousands, except share and per share data)	2019	2018
Net loss	$(2,654)	$(1,611)
Adjustments:
Depreciation and amortization—our share of joint ventures	4,273	4,212

FFO	1,619	2,601
Adjustments:
Amortization of our share of debt issuance costs	96	87
Mark to market adjustments on our share of interest rate caps	386	(250)

Core FFO	$2,101	$2,438

FFO per basic and diluted common shares	$0.33	$0.52
Core FFO per basic and diluted common shares	$0.42	$0.49
Weighted average common shares outstanding, basic and diluted	4,974,184	4,992,167

Related Party Arrangements

See Note 6 to our consolidated financial statements for discussion on related party arrangements.

Item 3.	Directors and Officers

We operate under the direction of our board of directors. The board of directors is responsible for the management and control of our affairs. The current board members are Daniel Shaeffer (Chairman of the Board), Chad Christensen, Gregg Christensen and Kurt Wickham (independent director). The current Chief Executive Officer and President is Enzio Cassinis; the current Chief Financial Officer is Adam Larson; the current Chief Accounting Officer is Susan Hallenberg; the current Chief Investment Officer is Paul Fredenberg; and the current Chief Legal Officer is Gregg Christensen.

Investment Committee

We have established an investment committee that is charged with identifying and investigating potential investment opportunities for us. The investment committee analyzes and approves any investment to be made by us. The investment committee has seven committee members and is currently comprised of Enzio Cassinis, Adam Larson, Susan Hallenberg, Gregg Christensen, Paul Fredenberg, Daniel Shaeffer and Chad Christensen. The investment committee may request information from third parties in making its recommendations.

Executive Officers and Directors

The following table shows the names and ages of our current directors and executive officers and the positions held by each individual:

Name (1)	Positions	Age (2)	Term of Office
Enzio Cassinis	Chief Executive Officer, President and Investment Committee Member	42	October 2018 to Present (3)
			December 2015 to Present (5)

Adam Larson	Chief Financial Officer and Investment Committee Member	38	October 2018 to Present (3), (6)

Susan Hallenberg	Chief Accounting Officer and Treasurer and Investment Committee Member	52	October 2018 to Present (3), (6)

Gregg Christensen	Chief Legal Officer, Director and Investment Committee Member	51	June 2015 to Present

Paul Fredenberg	Chief Investment Officer and Investment Committee Member	43	October 2018 to Present (3)
			December 2015 to Present (5)

Daniel Shaeffer	Chairman of the Board, Director and Investment Committee Member	49	June 2015 to Present (4)
			December 2015 to Present (5)

Chad Christensen	Director and Investment Committee Member	46	June 2015 to Present (4)
			December 2015 to Present (5)

Kurt Wickham	Independent Director	50	April 2020 to Present

(1)	The address of each director and executive officer listed is 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.
(2)	As of March 31, 2020.
(3)	The current executive officers were appointed in October 2018.
(4)	The current directors were appointed in June 2015.
(5)	These investment committee members were appointed in December 2015.
(6)	These investment committee members were appointed in October 2018.

Enzio Cassinis has been our Chief Executive Officer since October 2018. In addition to serving as our Chief Executive Officer and President, Mr. Cassinis serves as the Chief Executive Officer and President of Cottonwood Communities, Inc. (“CCI”), a Cottonwood-sponsored non-traded real estate investment trust conducting an offering of $750 million that is registered under the Securities Acts of 1933, and Cottonwood Multifamily REIT II, Inc. (“CWMF REIT II”), another Cottonwood-sponsored real estate investment trust that raised $50 million in an offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act. He also serves as the Chief Executive Officer for the current asset manager.

From June 2013 through September 2018, Mr. Cassinis served in various roles at Cottonwood Residential, Inc. Most recently, he served as the Senior Vice President of Corporate Strategy, where he was responsible for financial planning and analysis, balance sheet management and capital and venture formation activity. Prior to joining Cottonwood Residential in June 2013, Mr. Cassinis was Vice President of Investment Management at Archstone, one of the largest apartment operators and developers in the U.S. and Europe. There, he negotiated transactions in both foreign and domestic markets with transaction volume exceeding several billion dollars in total capitalization. Prior to Archstone, Mr. Cassinis worked as an attorney with Krendl, Krendl, Sachnoff & Way, PC (now Kutak Rock LLP) from February 2003 to May 2006, focusing his practice on corporate law and merger and acquisition transactions.

Mr. Cassinis earned a Master of Business Administration and Juris Doctorate (Order of St. Ives) from the University of Denver, and a Bachelor of Science in Business Administration from the University of Colorado at Boulder and is a CFA® charterholder.

Adam Larson has been our Chief Financial Officer since October 2018. In addition to serving as our Chief Financial Officer, Mr. Larson also serves as the Chief Financial Officer of CCI and CWMF REIT II. He also serves as Chief Financial Officer for our current asset manager.

Through September 2018, Mr. Larson was the Senior Vice President of Asset Management of Cottonwood Residential, Inc. In this role he provided strategic guidance with respect to asset management, financial planning and analysis, and property operations. Prior to joining Cottonwood in June 2013, Mr. Larson worked in the Investment Banking Division at Goldman Sachs advising clients on mergers and acquisitions and other capital raising activities in the Real Estate, Consumer/Retail and Healthcare sectors.

Mr. Larson previously worked at Barclays Capital, Bonneville Real Estate Capital and Hitachi Consulting. Mr. Larson holds an MBA from the University of Chicago Booth School of Business, and a BS in Business Management from Brigham Young University where he also served as Student Body President.

Susan Hallenberg has been an officer of us since December 2015, and served as principal accounting officer and our principal financial officer in her role as Chief Financial Officer from December 2016 through September 2018. Ms. Hallenberg continues to serve as our principal accounting officer in her position as Chief Accounting Officer and Treasurer, which positions she has held since October 2018. Ms. Hallenberg also serves as Chief Accounting Officer and Treasurer of CCI and CWMF REIT II. She is also Chief Financial Officer and Treasurer of Cottonwood Multifamily Opportunity Fund, Inc. (“CWMF Opp Fund”), a Cottonwood-sponsored program conducting a $50 million offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act. Ms. Hallenberg is also the Chief Financial Officer and Treasurer of Cottonwood Residential II, Inc. and its predecessor entity, positions she has held since May 2005.

Prior to joining the Cottonwood, Ms. Hallenberg served as Acquisitions Officer for Phillips Edison & Company, a real estate investment company. She also served as Vice President for Lend Lease Real Estate Investments, where her responsibilities included financial management of a large mixed-use real estate development project and the underwriting, financing and reporting on multifamily housing development opportunities in the Western United States using tax credit, tax-exempt bond, and conventional financing. She also worked for Aldrich Eastman & Waltch for two years as an Assistant Portfolio Controller.

Ms. Hallenberg started her career at Ernst & Young where she worked in the firm’s audit department for four years. Ms. Hallenberg holds a BA in Economics/Accounting from The College of the Holy Cross.

Gregg Christensen has served as our Chief Legal Officer and one of our directors since June 2015. Mr. Christensen also serves as the Executive Vice President, Secretary, General Counsel and a Director of Cottonwood Residential II, Inc. and its predecessor entities since 2007. He holds similar officer positions with CCI, CWMF REIT II and CWMF Opp Fund. In addition, he serves as a director of CWMF Opp Fund and CWMF REIT II. Mr. Christensen oversees and coordinates all legal aspects of Cottonwood Residential II, Inc. and its affiliates, including our company, and is also actively involved in operations, acquisitions, and due diligence activities for us and our affiliates.

Prior to joining Cottonwood Residential, Inc., Mr. Christensen was a principal, managing director and general counsel of Cherokee & Walker, an investment company focused on real estate investments and private equity investments in real estate related companies. Previously, Mr. Christensen practiced law with Nelson & Senior in Salt Lake City. His areas of practice included real estate and corporate law. He is a member of the Utah State Bar, as well as the Bar of the United States District Court for the District of Utah. Mr. Christensen has been involved in real estate development, management, acquisition, disposition and financing for more than 23 years.

Mr. Christensen holds an Honors Bachelor of Arts Degree in English from the University of Utah and a Juris Doctorate Degree from the University of Utah, S.J. Quinney College of Law. Gregg Christensen and Chad Christensen are brothers.

Paul Fredenberg has been our Chief Investment Officer since October 2018. In addition to serving as our Chief Investment Officer, Mr. Fredenberg serves as the Chief Investment Officer of CCI, CWMF REIT II, and our asset manager, positions he has held since October 2018.

Through September 2018, Mr. Fredenberg served as the Senior Vice President of Acquisitions of Cottonwood Residential, Inc. a position he had held since September 2005. As Senior Vice President of Acquisitions, he focused exclusively on sourcing and evaluating new multifamily investment opportunities for Cottonwood Residential, Inc. Prior to joining Cottonwood in 2005, Mr. Fredenberg worked in the Investment Banking division of Wachovia Securities advising clients on mergers and acquisitions activities across multiple industries. He has also held investment banking and management consulting positions at Piper Jaffray and the Arbor Strategy Group.

Mr. Fredenberg holds an MBA from the Wharton School at the University of Pennsylvania, an MA in Latin American Studies from the University of Pennsylvania, and a BA in Economics from the University of Michigan, Ann Arbor.

Daniel Shaeffer has served as one of our Directors since June 2015 and as our Chairman of the Board since October 2018. He was formerly our Chief Executive Officer from June 2015 through September 2018. Mr. Shaeffer also has served as the Chief Executive Officer and a Director of Cottonwood Residential II, Inc. and its predecessor entities since 2004. He is also a director of CCI, CWMF REIT II and CWMF Opp Fund. In addition, he serves as Chief Executive Officer of CWMF Opp Fund. Mr. Shaeffer’s primary responsibilities include overseeing acquisitions, capital markets and strategic planning for Cottonwood Residential II, Inc. and its affiliates.

Before co-founding Cottonwood Capital, LLC, a predecessor to Cottonwood Residential II, Inc., in 2004, Mr. Shaeffer worked as a senior equities analyst with Wasatch Advisors of Salt Lake City. Prior to joining Wasatch Advisors, Mr. Shaeffer was a Vice President of Investment Banking at Morgan Stanley. Mr. Shaeffer began his career with Ernst & Young working in the firm’s audit department. Mr. Shaeffer has been involved in real estate development, management, acquisition, disposition and financing for more than 13 years.

Mr. Shaeffer holds an International MBA from the University of Chicago Graduate School of Business and a BS in Accounting from Brigham Young University and is a Certified Public Accountant.

Chad Christensen has served as one of our Directors since June 2015 and was formerly our President and Chairman of the Board from June 2015 through September 2018. Mr. Christensen also has served as the President and a Director of Cottonwood Residential II, Inc. and its predecessor entities since 2004. He is also a director of CCI, CWMF REIT II and CWMF Opp Fund. In addition, he serves as President and Chairman of the Board of CWMF Opp Fund. Mr. Christensen oversees financial and general operations for Cottonwood Residential II, Inc. and its affiliates. Mr. Christensen is also actively involved in acquisitions, marketing and capital raising activities for Cottonwood Residential II, Inc. and its affiliates.

Before co-founding Cottonwood Capital, LLC, a predecessor to Cottonwood Residential II, Inc., in 2004, Mr. Christensen worked with the Stan Johnson Company, a national commercial Real Estate Brokerage firm in Tulsa, Oklahoma. Early in his career, Mr. Christensen founded Paramo Investment Company, a small investment management company. Mr. Christensen has been involved in real estate development, management, acquisition, disposition and financing for more than 15 years.

Mr. Christensen holds a MBA from The Wharton School at the University of Pennsylvania with an emphasis in Finance and Real Estate and a BA in English from the University of Utah. Mr. Christensen also holds an active real estate license. Chad Christensen and Gregg Christensen are brothers.

Kurt Wickham has served as an independent Director since April 2020. Mr. Wickham has served as the Vice President for West Nonpublic Holdings, the private equity and real estate investment vehicle for the Gary & Mary West family office, since 2015. Prior to joining the West organization, in 2009 Mr. Wickham co-founded boutique investment banking and mergers and acquisitions firm W Partners Group. From 2003 to 2009, Mr. Wickham was a Managing Director at Relational Advisors, where he focused on mergers and acquisitions and private placements of equity and debt capital. Prior to joining Relational Advisors, Mr. Wickham was a Vice President and cross-border specialist in the Global Mergers & Acquisitions Group of Credit Suisse in New York, where he was involved in complex cross-border transactions for publicly traded and large private multinational companies. Mr. Wickham began his career as a member of Ernst & Young’s M&A Advisory and an auditor with the accounting firm’s Consumer Products and Entrepreneurial Services groups based in Dallas and Chicago. Mr. Wickham received his Bachelor of Science, Accounting, Master of Accountancy and International Certificate from Brigham Young University.

Compensation of Executive Officers

As described above, certain of the executive officers of Cottonwood Residential II, Inc. and its affiliates also serve as our executive officers. Each of these individuals receive compensation for his or her services, including services performed by CROP for us on behalf of our asset manager and property manager and their affiliates. As executive officers of our asset manager and property manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our asset manager and property manager, we do not intend to pay any compensation directly to these individuals. More information regarding the compensation of our officers and affiliated directors and our asset manager and property manager can be found here. We pay our independent director an annual retainer of $35,000.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our shares of common stock as of April 27, 2020, for each person or group that holds more than 10% of our shares of common stock, for each director, executive officer and for the directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares of common stock has sole voting and disposition power with regards to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of All Shares
Daniel Shaeffer(2)	1,021	*
Chad Christensen(2)	1,021	*
Gregg Christensen(2)	1,021	*
Enzio Cassinis	—	—
Adam Larson	—	—
Susan Hallenberg	—	—
Paul Fredenberg	—	—
Kurt Wickham	—	—
All executive officers and directors as a group (8 persons)	1,021	*

*	Less than 1% of all shares.
(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)

Cottonwood Residential O.P., LP owns 1,021 shares of our common stock. Cottonwood Residential O.P., LP is managed by its general partner, Cottonwood Residential II, Inc. Cottonwood Residential II, Inc. is managed by its board of directors, which currently consists of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Philip White. The board of directors of Cottonwood Residential II, Inc., as the general partner of Cottonwood Residential O.P., LP, has the voting and investment control of the shares of our common stock held by Cottonwood Residential O.P., LP. Messrs. Shaeffer, C. Christensen and G. Christensen disclaim beneficial ownership of the shares held by Cottonwood Residential O.P., LP.

Item 5.	Interest of Management and Others in Certain Transactions

See Note 6 to our financial statements in “Item 7. Financial Statements” for a discussion of related party transactions.

Item 6.	Other Information

None.

Cottonwood Multifamily REIT I, Inc.

Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Cottonwood Multifamily REIT I, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cottonwood Multifamily REIT I, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company’s auditor since 2018.

Denver, Colorado

April 29, 2020

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets

(Amounts in thousands, except share and par value data)

	December 31,
	2019	2018
Assets
Investments in joint ventures	$31,478	$35,810
Cash and cash equivalents	260	962
Related party receivables	13	—
Other assets	46	24

Total assets	$31,797	$36,796

Liabilities and equity
Liabilities:
Accounts payable and accrued liabilities	327	290
Related party payables	1,044	131

Total liabilities	1,371	421
Commitments and contingencies (Note 7)
Equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,941,345 and 4,984,700 shares issued and outstanding at December 31, 2019 and 2018, respectively	49	50
Additional paid in capital	49,365	49,802
Accumulated distributions	(8,693)	(5,836)
Accumulated deficit	(10,295)	(7,641)

Total equity	30,426	36,375

Total liabilities and equity	$31,797	$36,796

See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2019	2018
Equity in losses of joint ventures	$(1,323)	$(385)
Asset management fee to related party	(1,054)	(934)
Other expenses	(277)	(292)

Net loss	$(2,654)	$(1,611)

Net loss per basic and diluted common shares	$(0.53)	$(0.32)
Weighted average common shares outstanding, basic and diluted	4,974,184	4,992,167

See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc

Consolidated Statements of Equity

(Amounts in thousands, except share data)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Distributions	Accumulated Deficit	Total Equity
Balance at December 31, 2017	4,997,000	$50	$49,925	$(2,973)	$(6,030)	$40,972

Common stock repurchases	(12,300)	—	(123)	—	—	(123)
Distributions to investors	—	—	—	(2,863)	—	(2,863)
Net loss	—	—	—	—	(1,611)	(1,611)

Balance at December 31, 2018	4,984,700	$50	$49,802	$(5,836)	$(7,641)	$36,375

Common stock repurchases	(43,355)	(1)	(437)	—	—	(438)
Distributions to investors	—	—	—	(2,857)	—	(2,857)
Net loss	—	—	—	—	(2,654)	(2,654)

Balance at December 31, 2019	4,941,345	$49	$49,365	$(8,693)	$(10,295)	$30,426

See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2019	2018
Operating activities
Net loss	$(2,654)	$(1,611)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in losses of joint ventures	1,323	385
Distributions of capital from joint ventures	3,009	2,875
Changes in operating assets and liabilities:
Related party receivables	(13)	25
Other assets	(21)	(25)
Accrued interest on related party bridge loan	—	(756)
Accounts payable and accrued liabilities	38	29
Related party payables	913	(1,008)

Net cash provided by (used in) operating activities	2,595	(86)
Investing activities
Distributions of capital from joint ventures related to increased borrowings	—	3,747

Net cash provided by investing activities	—	3,747
Financing activities
Common stock repurchases	(438)	(123)
Distributions to common stockholders	(2,859)	(2,867)

Net cash used in financing activities	(3,297)	(2,990)
Net (decrease) increase in cash and cash equivalents	(702)	671
Cash and cash equivalents at beginning of period	962	291

Cash and cash equivalents at end of period	$260	$962

See accompanying notes to consolidated financial statements

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Note 1—Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“our Offering”). The SEC qualified the offering in May 2016. We completed our Offering in April 2017, raising the full $50 million.

Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay an affiliate of our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.

Restructuring of Asset Manager

As a result of the determination by CROP to restructure the ownership of our asset manager, effective March 1, 2019, our asset management agreement was assigned to a newly formed affiliate of CROP, CC Advisors I, LLC (“CC Advisors I”). As our new asset manager, CC Advisors I is responsible for the asset management services rendered to us. Property management services will continue to be provided by Cottonwood Capital Property Management II, LLC.

CROP will continue to have an indirect ownership interest in the new asset manager, CC Advisors I; however, two additional entities in which employees of CROP and its affiliates have an ownership interest will also have an indirect ownership interest in our new asset manager. As our asset manager will be an affiliate of CROP, our new asset manager will rely on the expertise and experience of CROP to provide our asset management services. In addition, as part of the restructuring, a new entity, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), owns the promotional interest in us previously held by CROP. The fees and services to be provided to us remain unchanged following these changes.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

The following chart illustrates our corporate structure and ownership percentages as of December 31, 2019:

The Company is structured as an umbrella partnership REIT and contributed all net proceeds from our Offering to the Operating Partnership. In return for those contributions, the Company received Operating Partnership Units (“OP Units”) in the Operating Partnership equal to the number of shares of common stock (“Common Stock”) the Company issued, maintaining a one-for-one relationship in OP Units issued to the Company and Common Stock issued by the Company. Therefore, holders of Common Stock share in the profits, losses and cash distributions of the Operating Partnership in the same proportion as their ownership in the Company.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The joint ventures are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

The Company and the Operating Partnership are consolidated. Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Certain amounts in the prior year consolidated financial statements and supporting footnote disclosures have been reclassified to conform to the current year presentation. Specifically, related party assets and liabilities have been separately presented on the consolidated balance sheets and consolidated statements of cash flows. Such reclassifications did not impact previously reported net loss or accumulated deficit.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with our Offering were approximately $6,176. Organizational costs incurred by our sponsor were not significant.

Investments in Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and Cash Equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We elected to be taxed as a REIT as of January 1, 2016. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to shareholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the years ended December 31, 2019 and 2018, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Note 3—Investments in Joint Ventures

Our investment activity in our joint ventures is as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2017 carrying value	$14,686	$14,331	$13,801	$42,818
Equity in losses	(56)	(301)	(28)	(385)
Distributions	(3,225)	(561)	(2,837)	(6,623)

2018 carrying value	$11,405	$13,469	$10,936	$35,810
Equity in losses	(440)	(522)	(361)	(1,323)
Distributions	(1,016)	(840)	(1,153)	(3,009)

2019 carrying value	$9,949	$12,107	$9,422	$31,478

Operational information for the properties owned by our joint ventures for the years ended December 31, 2019 and 2018 is as follows:

Year Ended December 31, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$4,476	$3,619	$4,656	$12,751	$11,476
Operating expenses
Rental operations expense	1,312	1,482	1,772	4,566	4,109
Advertising and marketing	60	57	57	174	157
General and administrative	85	67	63	215	194
Property management fees	157	126	163	446	401

Total operating expenses	1,614	1,732	2,055	5,401	4,861
Net operating income	2,862	1,887	2,601	7,350	6,615
Interest on Fannie Mae facility	1,410	992	1,210	3,612	3,251
Depreciation and amortization	1,708	1,364	1,676	4,748	4,273
Mark to market adjustments on interest rate caps	217	105	107	429	386
Other non operating expense	16	5	10	31	28

Net loss	$(489)	$(579)	$(402)	$(1,470)	$(1,323)

Year Ended December 31, 2018	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$4,385	$3,592	$4,695	$12,672	$11,405
Operating expenses
Rental operations expense	1,233	1,477	1,700	4,410	3,969
Advertising and marketing	53	49	59	161	145
General and administrative	79	65	57	201	181
Property management fees	153	127	164	444	400

Total operating expenses	1,518	1,718	1,980	5,216	4,695
Net operating income	2,867	1,874	2,715	7,456	6,710
Interest on Fannie Mae facility	1,341	982	1,157	3,480	3,132
Depreciation and amortization	1,680	1,342	1,658	4,680	4,212
Mark to market adjustments on interest rate caps	(113)	(84)	(81)	(278)	(250)
Other non operating expenses (income)	21	(30)	10	1	1

Net loss	$(62)	$(336)	$(29)	$(427)	$(385)

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Summarized balance sheet information for the properties owned by the joint ventures is as follows:

December 31, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$46,574	$38,436	$38,952	$123,962
Other assets	870	814	938	2,622
Fannie Mae facility	36,265	25,655	32,260	94,180
Other liabilities	333	230	312	875
Equity	10,846	13,365	7,318	31,529

December 31, 2018	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$48,139	$39,693	$40,484	$128,316
Other assets	929	1,107	1,074	3,110
Fannie Mae facility	36,265	25,655	32,260	94,180
Other liabilities	340	268	297	905
Equity	12,463	14,877	9,001	36,341

The excess of cost over our share of net assets of our investments in joint ventures is $3,103 at December 31, 2019 and 2018, and relates to acquisition date accounting differences.

Note 4—Stockholders’ Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of December 31, 2019, and 2018, we had outstanding shares of 4,941,345 and 4,984,700, respectively. Our sponsor owns 1,021 shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of December 31, 2019 and 2018.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions, we may look to third party borrowings, including CROP or its affiliates, to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the years ended December 31, 2019 and 2018 were $2,857 and $2,863, respectively.

Note 5—Joint Venture Distributions

Cash from operations of the individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CC Advisors Promote until CC Advisors Promote has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CC Advisors Promote. Refer to Note 1 for changes in the entities receiving this promote effective March 1, 2019.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Note 6—Related Party Transactions

Our affiliated directors and officers hold key positions at CROP and its affiliates, including at our property manager and asset manager. They are not compensated by us but are responsible for the management and affairs of the Company.

Promotional Interest

CC Advisors Promote, which certain officers and our affiliated directors have an indirect ownership interest in, will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

CC Advisors I, which certain officers and our affiliated directors have an indirect ownership interest in, provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, CC Advisors I receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. For the years ended December 31, 2019 and 2018, we incurred asset management fees of $1,054 and $934, respectively. Refer to Note 1 for a discussion of the entities receiving these asset management fees.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the years ended December 31, 2019 and 2018, property management fees charged to the three properties were $446 and $444, respectively.

Construction Management Fee

Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the years ended December 31, 2019 and 2018.

Property Management Corporate Service Fee

Our sponsor allocates a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the years ended December 31, 2019 and 2018.

Insurance Fee

A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the years ended December 31, 2019 and 2018.

Note 7—Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor or affiliates of our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion of our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Share Repurchase Program

We have a share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price As a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1)

Estimated value equals Net Asset Value (“NAV”) as determined and disclosed by the board of directors. On December 13, 2019, the board of directors determined the value of our shares of common stock at $12.21 per share as of September 30, 2019, based on our net asset value.  See the Form 1-U filed with the SEC on December 16, 2019 for additional information on our most recent NAV. Previously, on November 2, 2018, the board of directors determined the value of our shares of common stock at $11.31 per share as of September 30, 2018, based on our net asset value.  See the Form 1-U filed with the SEC on November 5, 2018 for additional information on our prior NAV.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more of assets constituting a return of capital. During the year ended December 31, 2019, we repurchased 43,355 shares of our common stock for an average purchase price of approximately $10.09.

Cottonwood Multifamily REIT I, Inc.

Notes to Consolidated Financial Statements

(Amounts in thousands, except share data)

Note 8—Subsequent Events

We have evaluated subsequent events up until the date the consolidated financial statements are issued for recognition or disclosure and have determined there are none to be reported or disclosed in the consolidated financial statements other than as mentioned below.

COVID-19

The recent outbreak of the COVID-19 virus that has rapidly spread to a growing number of countries, including the United States, has created considerable instability and disruption in the U.S. and world economies. The extent to which our results of operations or our overall value will be affected by the COVID-19 virus will largely depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to be undertaken to contain the COVID-19 virus or treat its impact. As a result of shutdowns, quarantines or actual viral health issues, tenants at the multifamily apartment communities of the properties owned by our joint ventures may experience reduced wages for a prolonged period of time and may be unable to make their rental payments. In the last month, our joint ventures have experienced a limited number of requests for rent deferrals. Our joint ventures may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. In addition, property managers may be limited in their ability to properly maintain the multifamily apartment communities owned by our joint ventures. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value.

Affiliate Loan

On April 20, 2020 we borrowed $579 from Cottonwood Communities Advisors, LLC, the parent entity of CC Advisors I, LLC, our asset manager. In connection with the borrowing we executed a promissory note in favor of Cottonwood Communities Advisors, LLC. Pursuant to the promissory note, we agreed to repay any advances, up to an aggregate principal amount of $1,000, plus any interest on the unpaid principal advanced under the note, by September 30, 2020. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum. We may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. Cottonwood Communities Advisors, LLC may upon written demand require us to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the Fannie Mae facility. The promissory note is unsecured.

Item 8.	Exhibits

The following exhibits are filed as part of this Annual Report on Form 1-K:

Exhibit Number	Description

2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016

4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017

6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015

6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016

6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.9	First Amendment to the Three-Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-K, filed on April 30, 2019

6.10	Assignment of Advisory Services Contracts, incorporated by reference to Exhibit 6.10 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.11	Property Management Three-Party Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.12	Assignment of Promotional Interest (Multifamily REIT I), incorporated by reference to Exhibit 6.12 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.13**	Promissory Note between Cottonwood Multifamily REIT I, Inc. and Cottonwood Communities Advisor, LLC**

8	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016

9.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated November 29, 2018., incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed on December 5, 2018

**	Exhibits filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on April 29, 2020.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

We, the undersigned officers and directors of Cottonwood Multifamily REIT I, Inc., hereby severally constitute Enzio Cassinis our true and lawful attorney with full power to him to sign for us and in our names in the capacities indicated below, the Annual Report filed herewith and any and all amendments to said Annual Report and generally to do all such things in our names and in our capacities as officers and directors to enable Cottonwood Multifamily REIT I, Inc. to comply with the provisions of the Securities Act of 1933, Regulation A promulgated thereunder and all requirements of the SEC, hereby ratifying and confirming our signature as they may be signed by our said attorney to said Annual Report and any and all amendments thereto.

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Enzio Cassinis Enzio Cassinis	Chief Executive Officer	April 29, 2020

/s/Adam Larson Adam Larson	Chief Financial Officer (Principal Financial Officer)	April 29, 2020

/s/ Gregg Christensen Gregg Christensen	Chief Legal Officer and Director	April 29, 2020

/s/ Susan Hallenberg Susan Hallenberg	Chief Accounting Officer (Principal Accounting Officer)	April 29, 2020

/s/ Chad Christensen Chad Christensen	Director	April 29, 2020

/s/ Daniel Shaeffer Daniel Shaeffer	Director	April 29, 2020